Annual Shareholder Meeting Results:

The Fund held its annual meetings of shareholders on December 18, 2013. Common/Preferred shareholders voted as indicated below:

					              Affirmative      Withheld
				                                      Authority

Re-election of Deborah A. Decotis- Class II
to serve until the Annual Meeting for the
2016-2017 fiscal year 					6,361,765     666,841

Re-election of James A. Jacobson*-Class II
to serve until the Annual Meeting for the
2016-2017 fiscal year              			  1,520 	  56

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Bradford K. Gallagher, Hans W. Kertess, John C. Maney+, William B. Ogden, IV and Alan Rappaport* continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee